Exhibit 99(a)(1)(A)

MADISON HARBOR BALANCED STRATEGIES, INC.

OFFER TO PURCHASE FOR CASH 2,060 OF ITS ISSUED
AND OUTSTANDING SHARES AT A PURCHASE PRICE EQUAL
TO 90% OF NET ASSET VALUE AT SEPTEMBER 30, 2007

LETTER OF TRANSMITTAL MUST BE RECEIVED BY CITIGROUP
FINANCIAL FORUM (“CITIGROUP”) BY NOVEMBER 30, 2007

THE OFFER WILL EXPIRE AT 5:00 P.M. EASTERN TIME ON
November 30, 2007, UNLESS THE OFFER IS EXTENDED.

To the Shareholders of Madison Harbor Balanced Strategies, Inc.:

Madison Harbor Balanced Strategies, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the “Fund,” “we,” or “us”), is offering to purchase 2,060 of its issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), to fulfill an undertaking made in connection with the initial offering of the Shares. See Section 2. The Offer is for cash at a price of $921.49 per Share, which is equal to the net asset value of the Fund (“NAV”) per Share determined as of September 30, 2007, discounted by 10% (the “Purchase Price”), and is upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the “Offer”). The Offer will expire at 5:00 P.M. Eastern Time on November 30, 2007, unless extended.

THIS OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE SECTION 3.

IMPORTANT INFORMATION

Shareholders who desire to tender their Shares should either: (1) properly complete and sign the Letter of Transmittal, provide thereon the original of any required signature guarantee(s) and mail or deliver it together with any other documents required by the Letter of Transmittal; or (2) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Shareholders who desire to tender Shares registered in the name of such a firm must contact that firm to effect a tender on their behalf. Tendering shareholders will not be obligated to pay brokerage commissions in connection with their tender of Shares, but they may be charged a fee by such a firm for processing the tender(s). The Fund reserves the absolute right to reject tenders determined not to be in appropriate form.

If you do not wish to tender your Shares, you need not take any action.

NEITHER THE FUND NOR ITS BOARD OF DIRECTORS NOR MADISON HARBOR CAPITAL MANAGEMENT, LLC (THE “ADVISER”) MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND, ITS BOARD OF DIRECTORS OR THE ADVISER AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE OFFER OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, ITS BOARD OF DIRECTORS OR THE ADVISER. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.

SUMMARY TERM SHEET

(Section references are to this Offer to Purchase)

This Summary Term Sheet highlights the material information concerning this Offer. For a more complete discussion of the terms and conditions of the Offer, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal.

What is the Offer?

•       Madison Harbor Balanced Strategies, Inc. (the “Fund,” “we,” or “us”) is offering to purchase 2,060 of its issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”) for cash at a price of $921.49 per Share, which is equal to the net asset value of the Fund (“NAV”) per Share determined as of September 30, 2007, discounted by 10% (“Purchase Price”), upon specified terms and subject to conditions as set forth in the Offer.

When will the Offer expire, and may the Offer be extended?

•       The Offer will expire at 5:00 P.M. Eastern Time on November 30, 2007, unless extended. The Fund may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. See Section 14.

What is the net asset value per Fund Share as of September 30, 2007?

•       As of September 30, 2007, the net asset value per Share was $1,023.88.

Are there conditions to the Offer?

•       The Offer is not conditioned on the tender of a minimum number of Shares. However, the Offer is subject to a number of conditions, including the conditions described in Section 3 of this Offer to Purchase.

How do I tender my Shares?

•       If your Shares are registered in your name, you should obtain the Offer, which consists of the Offer to Purchase, the related Letter of Transmittal and any amendments or supplements thereto, read the materials, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by the Fund’s sub-transfer agent, Citigroup Fund Services (“Citigroup”) at the address/fax number listed on page 4, in proper form, before 5:00 P.M. Eastern Time on November 30, 2007 (unless the Offer is extended by the Fund in which case the new deadline will be as stated in the public announcement of the extension). If your Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in “street name”), you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your Shares by directing that firm to complete, compile and deliver the necessary documents for submission to Citigroup by 5:00 P.M. Eastern Time on November 30, 2007 (or if the Offer is extended, the expiration date as extended). See Section 4.

Is there any cost to me to tender?

•       There is no cost charged by the Fund in connection with this Offer. Your broker, dealer, commercial bank, trust company or other nominee may charge you fees according to its individual policies. See the Letter of Transmittal.

May I withdraw my Shares after I have tendered them and, if so, by when?

•       Yes, at any time prior to 5:00 P.M. Eastern Time on November 30, 2007 (or if the Offer is extended, the expiration date as extended), and, if the Shares have not by then been accepted for payment by the Fund, at any time after December 27, 2007, any shareholder may withdraw any amount of the Shares that the shareholder has tendered. Withdrawn Shares may be re-tendered by following the tender procedures before the Offer expires (including any extension period). See Section 5.

How do I withdraw tendered Shares?

•       A notice of withdrawal of tendered Shares must be timely received by Citigroup, which specifies the name of the shareholder who tendered the Shares, the number of Shares being withdrawn and the name of the registered owner of such Shares if different than the person who tendered the Shares. See Section 5.

May I place any conditions on my tender of Shares?

•       No.

Is there a limit on the number of Shares I may tender?

•       No, however, a shareholder who tenders some but not all of his or her Shares for repurchase will be required to maintain a minimum balance of 25 Shares following a tender of Shares for repurchase. See Section 1.

What if more than 2,060 Shares are tendered (and not timely withdrawn)?

•       The Fund will purchase duly tendered Shares from tendering shareholders pursuant to the terms and conditions of the Offer on a pro rata basis (disregarding fractions) in accordance with the number of Shares tendered by each shareholder (and not timely withdrawn).

If I decide not to tender, how will the Offer affect the Fund Shares I hold?

•       Your percentage ownership interest in the Fund will increase after completion of the Offer. See Section 10.

Does the Fund have the financial resources to make payment?

•       Yes. See Section 7.

If Shares I tender are accepted by the Fund, when will payment be made?

•       Payment for properly tendered Shares (not timely withdrawn) will be made promptly following expiration of the Offer. See Section 6.

Is my sale of Shares in the Offer a taxable transaction?

•       For most shareholders, yes. We anticipate that U.S. Shareholders, other than those who are tax-exempt, who sell Shares in the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the Shares sold and their adjusted basis in the Shares. The sale date for tax purposes will be the date the Fund accepts Shares for purchase. See Section 13 for details, including the nature of the income or loss and the possibility of other tax treatment. Section 13 also discusses the treatment of Non-U.S. Shareholders. Please consult your tax advisor as well.

Is the Fund required to complete the Offer and purchase all Shares tendered up to the number of Shares tendered for?

•       Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to purchase any Shares tendered as described in Section 3.

Is there any reason Shares tendered would not be accepted?

•       In addition to those circumstances described in Section 3 in which the Fund is not required to accept tendered Shares, the Fund has reserved the right to reject any and all tenders determined by it not to be in appropriate form. Tenders will be rejected if the tender does not include original signature(s) or the original of any required signature guarantee(s).

How will tendered Shares be accepted for payment?

•       Properly tendered Shares will be accepted for payment by a determination of the Fund’s Board of Directors promptly following expiration of the Offer. See Section 6.

What action need I take if I decide not to tender my Shares?

•       None.

Does management encourage shareholders to participate in the Offer, and will they participate in the Offer?

•       No. Neither the Fund, its Board of Directors nor the Fund’s Adviser is making any recommendation to tender or not to tender Shares in the Offer. No director or officer of the Fund intends to tender Shares. See Section 9.

How do I obtain information?

•       Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other Offer documents should be directed to Mr. Dan Engelhardt at 1-866-348-6466. If you do not own Shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

The Letter of Transmittal should be sent to Citigroup at the following address:

Citigroup Fund Services
Attn: Dan Engelhardt
2 Portland Square
Portland, ME 04101
Phone: 1-866-348-6466
Fax: (207) 822-6207

1.   Purchase Price; Number of Shares; Expiration Date.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and purchase for cash up to 2,060 of our issued and outstanding Shares that are properly tendered prior to 5:00 P.M. Eastern Time on November 30, 2007 (and not withdrawn in accordance with Section 5). We reserve the right to amend, extend or terminate the Offer. See Sections 3 and 14. We will not be obligated to purchase Shares pursuant to the Offer under certain circumstances. See Section 3. The price of the Shares will be $921.49 per share, which is equal to our NAV per Share determined as of September 30, 2007, discounted by 10%, (the “Purchase Price”). The Fund will not pay interest on the Purchase Price under any circumstances.

The Offer is being made to all shareholders and is not conditioned upon shareholders tendering in the aggregate any minimum number of Shares. Pursuant to the Private Placement Memorandum included in our Registration Statement as filed with the Securities and Exchange Commission (“SEC”) on February 23, 2006, as amended through the most recent Post-Effective Amendment, as filed with the SEC on November 29, 2006, (the “PPM”), however, a shareholder who tenders some but not all of his or her Shares for repurchase will be required to maintain a minimum balance of 25 Shares following a tender of Shares for repurchase. We may repurchase less than the full amount of Shares that a shareholder requests to be repurchased. If we do not repurchase a shareholder’s Shares, the shareholder may not be able to dispose of his or her Shares, even if we underperform.

If more than 2,060 Shares are duly tendered pursuant to the Offer (and not withdrawn as provided in Section 5), unless we determine not to purchase any Shares, we will purchase Shares from tendering shareholders, in accordance with the terms and conditions specified in the Offer, on a pro rata basis (disregarding fractions), in accordance with the number of Shares duly tendered by or on behalf of each shareholder (and not so withdrawn).

On September 7, 2007, there were 41,205 Shares issued and outstanding, and there were 366 holders of record of Shares. Certain of these holders of record were brokers, dealers, commercial banks, trust companies and other institutions that held Shares in nominee name on behalf of multiple beneficial owners.

The Offer will remain open until 5:00 P.M., Eastern Time, on November 30, 2007 (the “Expiration Date”), unless and until we, in our discretion, extend the period of time during which the Offer will remain open. If we extend the period of time during which the Offer remains open, the term “Expiration Date” will refer to the latest time and date at which the Offer expires. See Section 14 for a description of our rights to extend, delay, terminate and/or amend the Offer.

We will publish a notice to all shareholders if we decide to extend, terminate, supplement or amend the terms of the Offer. If the Offer is scheduled to expire within ten (10) business days from the date we notify you of a significant amendment to the Offer, we also intend to extend the Offer if necessary, to ensure that the Offer remains open for at least ten (10) business days after the date we publish notice of the amendment.

A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time.

Our Board of Directors (the “Board of Directors” or the “Board”) determined that this Offer is in the best interest of our shareholders. In making its decision, the Board of Directors considered: (i) the anticipated lack of effect such repurchases would have on our qualification as a real estate investment trust (“REIT”); (ii) the availability of sufficient liquid assets; (iii) the minimal impact the Offer would have on our investment plans and working capital requirements; (iv) the availability of information as to our NAV prior to closing of the Offer; and (v) the anticipated tax consequences of any proposed repurchases of Shares or portions thereof.

Our Board of Directors has approved this Offer. The Board of Directors recognizes that the decision to accept or reject the Offer is an individual one that should be based on a variety of factors, and shareholders should consult with their personal advisors if they have questions about their financial or tax situation. As a result, we are not expressing any opinion as to whether a shareholder should accept or reject this Offer.

2.   Purpose of the Offer; Plans or Proposals of the Fund.

The purpose of the Offer is to fulfill an undertaking made in connection with our initial offering, as set forth in our PPM. In the PPM, we indicated that from time to time, we may offer to repurchase Shares at such times and on such terms as may be determined by the Board in its complete and absolute discretion.

In this regard, in the PPM, we undertook to make offers to repurchase Shares pursuant to written tenders by our shareholders subsequent to the first anniversary of the date of the initial closing of the Fund. In the PPM we stated that these repurchases would be made at such times and on such terms as may be determined by the Board, in its complete and exclusive discretion, after considering the recommendation of the Adviser. Although the decision whether to repurchase Shares is at the Board’s sole discretion, the Adviser anticipated that it would recommend that the repurchases generally be in a range between 2% and 5%, but at no time more than 5%, of the outstanding Shares. Any repurchase offers would be subject in part to our available liquidity and compliance with the REIT qualification rules. The Adviser further anticipated that it would recommend to the Board that we repurchase such Shares at a price equal to 90% of our then current NAV per Share. On April 30, 2007, the Board passed a resolution approving this Offer.

On August 15, 2007, Richard W. Maine resigned from all of his positions under or relating to the Adviser and the Fund, including his positions of Chairman of the Board, Investment Committee Chairman and Portfolio Manager of the Fund. Subsequently, Edward M. Casal, the Fund’s President, Chief Executive Officer, and Chief Investment Officer, assumed the positions of Investment Committee Chairman and Portfolio Manager of the Fund, and was also appointed Chairman of the Board. On August 17, 2007, the Board approved a resolution reducing the size of the Board from five directors to four directors.

In light of Mr. Maine’s resignation, the existing advisory contract could be deemed to have been “assigned,” and thus terminated, under Section 15 of the Investment Company Act of 1940, as amended (the “1940 Act”). Accordingly, an Interim Investment Advisory Agreement between the Adviser and the Fund was approved by the Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund, and entered into on August 17, 2007, under the same terms and conditions as the original agreement between the Adviser and the Fund. The Interim Investment Advisory Agreement will be voted upon for final approval by the holders of the Fund’s outstanding voting securities no later than January 14, 2008.

Except as set forth above, or as referred to in Section 7 or Section 10, we do not have any present plans or proposals and are not engaged in any negotiations that relate to or would result in (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any of its subsidiaries; (b) other than in connection with transactions in the ordinary course of the Fund’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries; (c) any material change in the Fund’s present dividend rate or policy, or indebtedness or capitalization of the Fund; (d) any change in the composition of the Board or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer; (e) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in the Fund’s investment policy for which a vote would be required by Section 13 of the 1940 Act; (f) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund; or (g) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

3.   Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer or the PPM, the Fund will not be required to purchase any Shares tendered pursuant to the Offer upon its conclusion if such repurchase will cause (a) us to be in violation of the securities, commodities or other laws of the United States or any other relevant jurisdiction; (b) any shareholder to beneficially own more than 9.9% of our Shares; (c) us to be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code of 1986, as amended (the “Code”); (d) us to fail to qualify as a REIT for federal income tax purposes; (e) us to fail to qualify as a “domestically controlled” REIT within the meaning of Section 897(h)(4)(B) of the Code; (f) us to be a “pension-held REIT” within the meaning of Section 856(h)(3)(D) of the Code; or (g) our Shares to be beneficially owned by fewer than 100 persons. Further, the Fund will not be required to purchase any Shares tendered in the Offer if there is any (i) material legal action or proceeding instituted or threatened which challenges, in the Board’s judgment, the Offer or otherwise materially adversely affects the Fund, (ii) declaration of a banking moratorium by federal, state or foreign authorities or any suspension of payment by banks in the United States, New York State or in a foreign country which is material to the Fund, (iii) limitation which affects the Fund or the issuers of its portfolio securities imposed by federal, state or foreign authorities on the extension of credit by lending institutions or on the exchange of foreign currencies, (iv) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country that is material to the Fund, or (v) other event or condition which, in the Board’s judgment, would have a material adverse effect on the Fund or its shareholders if Shares tendered pursuant to the Offer were purchased.

The foregoing conditions are for the Fund’s sole benefit and may be asserted by the Fund regardless of the circumstances giving rise to any such condition, and any such condition may be waived by the Fund, in whole or in part, at any time and from time to time in its reasonable judgment. The Fund’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time; provided that any such waiver shall apply to all tenders of Shares. Any determination by the Fund concerning the events described in this Section 3 shall be final and binding.

The Fund reserves the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. See Section 14.

4.   Procedures for Tendering Shares.

a.      Proper Tender of Shares and Method of Delivery.   For Shares to be properly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal bearing original signature(s) and the original of any required signature guarantee(s) and any other documents required by the Letter of Transmittal must be physically received by Citigroup at the address/fax number listed on page 4, before 5:00 P.M., Eastern Time on the Expiration Date. These materials may be sent via mail, courier, facsimile or personal delivery. Materials received by facsimile will be valid if received by the Expiration Date even though the originals are not yet received, but only if the originals are received promptly thereafter. Shareholders who desire to tender Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to effect a tender on their behalf.

THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE TENDERING SHAREHOLDER. IF DOCUMENTS ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. Shareholders have the responsibility to cause the Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by the Letter of Transmittal, to be timely delivered. Timely delivery is a condition precedent to acceptance of Shares for purchase pursuant to the Offer and to payment of the purchase amount.

Section 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14e-4 promulgated thereunder make it unlawful for any person, acting alone or in concert with others, directly or indirectly, to tender Shares in a partial tender offer for such person’s own account unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a net long position equal to or greater than the amount tendered in (a) Shares and will deliver or cause to be delivered such Shares for the purpose of tender to Citigroup within the period specified in the Offer, or (b) an equivalent security and, upon the acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to Citigroup prior to or on the Expiration Date. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

The acceptance of Shares by the Fund for payment will constitute a binding agreement between the tendering shareholder and the Fund upon the terms and subject to the conditions of the Offer, including the tendering shareholder’s representation that the shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and that the tender of such Shares complies with Rule 14e-4.

b.     Signature Guarantee; Waiver of Defects; No Obligation to Give Notice of Defects.   No signature guarantee is required if (a) the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered thereby, unless such holder(s) has completed either the box entitled “Special Registration and Payment Instructions” or the box entitled “Special Delivery Instructions” in the Letter of Transmittal or (b) the Shares tendered are tendered for the account of a firm (an “Eligible Institution”) which is a broker, dealer, commercial bank, credit union, savings association or other entity and which is a member in good standing of a stock transfer association’s approved medallion program (such as STAMP, SEMP or MSP). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 3 of the Letter of Transmittal.

If any of the Shares tendered thereby are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal. If any of the tendered Shares are registered in different names, it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations. If the Letter of Transmittal or stock powers relating to Shares tendered are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority so to act must be submitted.

If the Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted therewith, no endorsements of separate stock powers with respect to such Shares are required unless payment is to be made to a person other than the registered holder(s). Signatures on such stock powers must be guaranteed by an Eligible Institution. If the Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares, it must be accompanied by appropriate stock powers, signed in the exact name(s) of the registered holder(s). Signatures on such stock powers must be guaranteed by an Eligible Institution. See Section 6.

c.      Determination of Validity.   All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined not to be in appropriate form or to refuse to accept for payment, purchase, or pay for, any Shares if, in the opinion of the Fund’s counsel, accepting, purchasing or paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or shareholder(s). The Fund’s interpretations of the terms and conditions of the Offer shall be final and binding.

NEITHER THE FUND, ITS BOARD OF DIRECTORS, THE ADVISER NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

d.     United States Federal Income Tax Withholding.   To prevent the imposition of U.S. federal backup withholding tax equal to 28% of the gross payments made pursuant to the Offer, prior to such payments each shareholder accepting the Offer who has not previously submitted to the Fund a correct, completed and signed Internal Revenue Service (“IRS”) Form W-9 (“Form W-9”) (for U.S. Shareholders) or IRS Form W-8BEN (“Form W-8BEN”) (or, if appropriate, Form W-8IMY (“Form W-8IMY”)) (for Non-U.S. Shareholders), or otherwise established an exemption from such withholding, must submit the appropriate form to the Fund. See Section 13.

Under certain circumstances (see Section 13), we will withhold a tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless we determine that a reduced rate of withholding or an exemption from withholding is applicable. (Exemption from backup withholding tax does not exempt a Non-U.S. Shareholder from the 30% withholding tax.) For this purpose, a “Non-U.S. Shareholder”, is, in general, a shareholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. We will determine a shareholder’s status as a Non-U.S. Shareholder and the shareholder’s eligibility for a reduced rate of, or an exemption from, withholding by reference to any outstanding certificates or statements concerning such eligibility, unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Shareholder that has not previously submitted the appropriate certificates or statements with respect to a reduced rate of, or exemption from, withholding for which such shareholder may be eligible should consider doing so in order to avoid over-withholding. See Section 13.

5.   Withdrawal Rights.

At any time prior to 5:00 P.M. Eastern Time on the Expiration Date, and, if the Shares have not by then been accepted for payment by the Fund, at any time after December 27, 2007, any shareholder may withdraw the Shares that the shareholder has tendered.

To be effective, a written notice of withdrawal of Shares tendered must be timely received by Citigroup via mail, courier, facsimile or personal delivery at the address/fax number listed on page 4. If shareholders send a facsimile transmission notice of withdrawal, it must be timely received by Citigroup and the original notice of withdrawal must be delivered to Citigroup promptly thereafter. Any notice of withdrawal must specify the name(s) of the person having tendered the Shares to be withdrawn and the number of Shares to be withdrawn.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Fund in its sole discretion, which determination shall be final and binding. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered by following the procedures described in Section 4 prior to 5:00 P.M. Eastern Time on the Expiration Date.

NEITHER THE FUND, ITS BOARD OF DIRECTORS, THE ADVISER NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY NOTICE OF WITHDRAWAL, NOR SHALL ANY OF THEM INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

6.   Payment for Shares.

Payment for properly tendered Shares (not timely withdrawn) will be made promptly following expiration of the Offer. Our acceptance of your Shares will form a binding agreement between you and the Fund on the terms and subject to the conditions of this Offer. We will have accepted for payment Shares validly submitted for purchase and not withdrawn, when we give oral or written notice to Citigroup of our acceptance for payment of such Shares pursuant to the Offer. The Fund will not pay interest on the Purchase Price under any circumstances.

In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by Citigroup of: (a) a Letter of Transmittal properly completed and bearing original signature(s) and any required signature guarantee(s), and (b) any other documents required by the Letter of Transmittal. Shareholders may be charged a fee by a broker, dealer or other institution for processing the tender requested. The Fund will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person of such Shares will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. The Fund may not be obligated to purchase Shares pursuant to the Offer under certain conditions. See Section 3.

Any tendering shareholder or other payee who has not previously submitted a correct, completed and signed Form W-8BEN (or, if appropriate, Form W-8IMY) or Form W-9, as necessary, and who fails to complete fully and sign either the Form W-8BEN (or, if appropriate, Form W-8IMY) or Substitute Form W-9 in the Letter of Transmittal and provide that form to Citigroup, may be subject to federal backup withholding tax of 28% of the gross proceeds paid to such shareholder or other payee pursuant to the Offer. See Section 13 regarding this tax as well as possible withholding at the rate of 30% (or lower applicable treaty rate) on the gross proceeds payable to tendering Non-U.S. Shareholders.

7.   Source and Amount of Funds.

The total cost to the Fund of purchasing 2,060 of its issued and outstanding Shares pursuant to the Offer, assuming a Purchase Price of $921.49 per Share based upon the Fund’s NAV as of September 30, 2007, would be $1,898,270.00.

To pay the aggregate purchase price of Shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will be deducted from the proceeds held in its Managed Account (defined below). A portion of our available capital is held in a managed account which consists of U.S. Treasury obligations and other suitable REIT-qualifying investments (the “Managed Account”). The Company currently has a sufficient amount of liquid assets in the Managed Account to pay for the maximum number of Shares that may be purchased in the event the Offer is fully subscribed.

The purchase of Shares by the Fund will decrease the net assets of the Fund and, therefore, have the effect of increasing the Fund’s expense ratio. In addition, the purchases may have an adverse effect on the Fund’s liquidity. Shareholders who retain their Shares may be subject to certain other effects of the Offer. See Section 10.

8.   Financial Statements.

The audited financial statements of the Fund are incorporated herein by reference to the Financial Statements section of the Annual Report to Shareholders for the fiscal year ended March 31, 2007, beginning on page 8. The Annual Report is included as part of the Fund’s filing on Form N-CSR as filed with SEC on June 8, 2007.

Information about the Fund and reports filed with the SEC can be viewed and copied at the SEC’s Public Reference Room in Washington, DC. Information about the Reference Room’s operations may be obtained by calling the SEC at (202) 551-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington, DC 20549.

9.   Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.

There are no persons that are beneficial owners of 5% or more of our outstanding Shares, as determined in accordance with Rule 13d-3 under the Exchange Act.

The directors and executive officers of the Fund and the aggregate number and percentage of the Shares each of them beneficially owns are set forth in the table below. The address of each of them is in care of the Fund at 405 Lexington Avenue, New York, NY 10174, Telephone: (212) 380-5500.

Summary of Ownership by Officers and Directors:

Name of Officer or Director	Position with Registrant	Shares Owned	% of Fund
Edward M. Casal	President, Chief Executive Officer, Chairman of the Board and Chief Investment Officer	25	*
Russell H. Bates	Executive Vice President and Secretary	25	*
Christopher J. Brown	Chief Financial Officer and Chief Compliance Officer	0	*
Cydney C. Donnell	Independent Director	0	*
Stanley Perla	Independent Director	0	*
Leland R. Speed	Independent Director	0	*

*                    Represents less than one percent

During the past sixty days, there have not been any transactions involving Shares that were effected by the Fund. Based upon the Fund’s records and upon information provided to the Fund, there have not been any transactions in Shares that were effected during such period by any director or executive officer of the Fund, any person controlling the Fund, any director or executive officer of any corporation or other person ultimately in control of the Fund, any associate or minority-owned subsidiary of the Fund or any executive officer or director of any subsidiary of the Fund. Except as set forth in this Offer, neither the Fund, nor, to the best of the Fund’s knowledge, any of the above mentioned persons, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations). Based upon information provided or available to the Fund, no director, officer or affiliate of the Fund intends to tender Shares pursuant to the Offer. The Offer does not, however, restrict the purchase of Shares pursuant to the Offer from any such person.

The Fund has engaged the Adviser to provide professional investment management for the Fund pursuant to the Investment Advisory Agreement dated October 1, 2004. The Adviser is a Delaware limited liability company organized on December 18, 2003. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Adviser’s Act”). The business address of the Adviser and its officers and directors is The Chrysler Building, 405 Lexington Avenue, New York, NY 10174. The Adviser is wholly-owned by Madison Harbor Capital, LLC, a Delaware limited liability company formed in 2004, which in turn is owned by Madison Harbor Partners, LLC, a Delaware limited liability company formed in 2004, which is owned by Edward M. Casal and Russell H. Bates, each of whom is an officer of the Fund, and its financial partner, Evolvence Capital Investments Limited, a British Virgin Islands corporation. Christopher J. Brown is also the Chief Financial Officer of the Adviser.

On August 15, 2007, Richard W. Maine resigned from all of his positions under or relating to the Adviser and the Fund, including his positions of Chairman of the Board, Investment Committee Chairman and Portfolio Manager of the Fund. Subsequently, Edward M. Casal, the Fund’s President, Chief Executive Officer, and Chief Investment Officer, assumed the positions of Investment Committee Chairman and Portfolio Manager of the Fund, and was also appointed Chairman of the Board. On August 17, 2007, the Board approved a resolution reducing the size of the Board from five directors to four directors.

In light of Mr. Maine’s resignation, the existing advisory contract could be deemed to have been “assigned,” and thus terminated, under Section 15 of the 1940 Act. Accordingly, an Interim Investment Advisory Agreement between the Adviser and the Fund was approved by the Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund, and entered into on August 17, 2007, under the same terms and conditions as the original agreement between the Adviser and the Fund. The Interim Investment Advisory Agreement will be voted upon for final approval by the holders of the Fund’s outstanding voting securities no later than January 14, 2008.

For services provided by the Adviser under the Investment Advisory Agreement, we pay the Adviser, on a quarterly basis, in advance, a management fee at an annual rate equal to the sum of (i) 1.0% of the NAV of the Managed Account, and (ii) 2.0% of the NAV of funds invested in professionally managed real estate private equity funds (the “Underlying Funds”). For purposes of determining the Adviser’s fee, the NAV of each of the Managed Account and amounts invested in Underlying Funds will be the value of total assets of each, minus a pro rata portion of the sum of accrued liabilities (including accrued expenses) of the Fund and any declared but unpaid dividends on the Shares. The management fee is earned at the beginning of each quarter and payable once the NAV calculation is finalized for the most recently closed quarter. The Adviser reduced its management fee during the period from inception to December 31, 2005 to 0.15% of the NAV of the Fund. In addition, the Adviser further reduced its management fee during the period from January 1, 2006 through December 31, 2006, to 0.15% of the NAV of the Managed Account and 2.0% of the NAV of funds deployed to Underlying Funds. For the year ended March 31, 2007, the Adviser earned a management fee of $199,392.

The Adviser and Conning Asset Management Company (“Conning” or the “Sub-Adviser”) are parties to a Sub-Advisory Agreement dated January 14, 2005 pursuant to which, subject to the oversight of our Board of Directors and the Adviser, Conning performs portfolio management services in accordance with our investment objectives, policies and restrictions. Conning invests and reinvests the assets of the Managed Account by purchasing and selling short-term and other REIT-qualifying securities. Conning’s fee for its services are paid by the Adviser, and not the Fund. Portfolio managers of the Sub-Adviser do not beneficially own any equity securities of the Fund.

The Fund also is a party to an Administration Agreement with SEI Investments Global Funds Services (the “Administrator”). The Administrator performs administrative services necessary for the operation of the Fund, including maintaining certain books and records of the Fund and preparing reports and other documents required by federal, state, and other applicable laws and regulations, and provides us with administrative office facilities. For these services, we pay a monthly fee at a minimum annual rate of $150,000.

SEI Private Trust Company serves as the Fund’s custodian in accordance with the provisions of the 1940 Act and the rules and regulations thereunder. As such, SEI Private Trust Company is responsible for holding our cash and portfolio securities. SEI Investments Global Funds Services serves as the transfer agent and distribution paying agent for the Shares. For their custodian services, SEI Private Trust Company receives customary fees from the Fund. SEI Investments Global Fund Services has sub-contracted transfer agency and paying agency services to Citigroup, which receives a minimum annual fee from the Fund of $20,000.

In addition, the Administrator entered into a sub-custody agreement pursuant to which the securities of the Managed Account are held by Wachovia Bank, National Association (which has since been acquired by U.S. Bank National Association) in accordance with the provisions of the 1940 Act and the rules and regulations thereunder. The address of the sub-custodian (U.S. Bank National Association) is Two Liberty Place, 50 S. 16th St., Suite 2000, Mail Code: EX-PA-WBSP, Philadelphia, PA 19102. The fees for such services are customary.

10.   Certain Effects of the Offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of shareholders who do not tender Shares. All shareholders remaining after the Offer will be subject to any increased risks associated with the reduction in the number of outstanding Shares and the reduction in the Fund’s assets resulting from payment for the tendered Shares. See Section 7. All Shares purchased by the Fund pursuant to the Offer will be retired and thereafter will be authorized and unissued Shares.

11.   Certain Information about the Fund.

Madison Harbor Balanced Strategies, Inc. is a non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act. We were organized as a corporation under the laws of Maryland on December 16, 2003. We are designed to provide persons who are Accredited Investors, as that term is defined in the Securities Act of 1933, as amended, and Qualified Clients under the Advisers Act, and the respective rules and regulations under those laws, with access to a diversified portfolio of professionally managed real estate private equity funds.

Our investment objective is to seek a balance of capital appreciation and current return. We invest the significant portion of our assets in a portfolio of Underlying Funds utilizing a “fund-of-funds” structure. A fund-of-funds is an investment vehicle which, rather than making direct investments in properties, mortgages, securities or operating companies (collectively, “Direct Investments”), makes investments in a number of investment funds, whose managers in turn make Direct Investments. A fund-of-funds provides a means for investors to participate in investments in Underlying Funds by providing a single portfolio comprised of the securities of underlying real estate private equity funds.

Reference is made to Section 2, and to the financial statements referred to in Section 8.

Our principal office is located at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174 and our telephone number is (212) 380-5500.

12.   Additional Information.

Information concerning our business, including our background, strategy, business, investment portfolio, competition, and personnel, as well as our financial information, is included in:

•       our Annual Certified Shareholder Report on Form N-CSR as filed with the SEC on May 30, 2006 and June 8, 2007;

•       our Semi-Annual Certified Shareholder Report on Form N-CSR as filed with the SEC on December 8, 2006; and

•       our Issuer Tender Offer Statement on Schedule TO as filed with the SEC on November 2, 2007;

Each of the foregoing documents is incorporated by reference herein. We also hereby incorporate by reference additional documents that we may file with the SEC between the date of this Offer and the Expiration Date of this Offer. These documents may be inspected and copied at the prescribed rates at the SEC’s Public Reference Room in Washington, DC. Information about the Reference Room’s operations may be obtained by calling the SEC at (202) 551-8090. Copies of the Schedule TO and the exhibits are available on the EDGAR Database on the SEC’s Web site at www.sec.gov and copies of this information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.W., Washington, DC 20549.

13.   Certain Federal Income Tax Consequences.

The following discussion is a general summary of the federal income tax consequences of a sale of Shares pursuant to the Offer. This summary is based upon the Code, applicable Treasury regulations promulgated thereunder, rulings and administrative pronouncements and judicial decisions, changes in which could affect the tax consequences described herein and could occur on a retroactive basis. This summary addresses only Shares held as capital assets within the meaning of Section 1221 of the Code. This summary does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances. In addition, some shareholders, such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers or traders in securities or commodities, persons who hold Shares as a position in a “straddle” or as part of a “hedge,” “conversion transaction,” or other integrated investment may be subject to different rules not discussed below. In addition, this summary does not address (a) any state or local tax considerations that may be relevant to a shareholder’s decision to tender Shares pursuant to the Offer; or (b) any tax consequences to partnerships or entities taxed as partnerships (or their partners or members) tendering Shares pursuant to the Offer. Shareholders should consult their own tax advisers regarding the tax consequences of a sale of Shares pursuant to the Offer, as well as the effects of state and local tax laws. See also “United States Federal Income Tax Withholding,” supra.

a.      U.S. Shareholders.   The sale of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Code, a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash: (a) results in a “complete termination” of the shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the shareholder or (c) is “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a shareholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the tax basis of the Shares sold. The gain or loss will be a capital gain or loss. In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for such Shares is more than one year. The maximum long-term capital gains rate applicable to individual shareholders is generally 15%. The ability to deduct capital losses is limited.

If none of the tests set forth in Section 302(b) of the Code is met, amounts received by a shareholder who sells Shares pursuant to the Offer will be taxable to the shareholder as a “dividend” to the extent of such shareholder’s allocable share of the Fund’s current or accumulated earnings and profits, and the excess of such amounts received over the portion that is taxable as a dividend will constitute a non-taxable return of capital (to the extent of the shareholder’s tax basis in the Shares sold pursuant to the Offer). Any amounts received in excess of the shareholder’s tax basis in such case will constitute taxable gain. If the amounts received by a tendering shareholder are treated as a “dividend,” the tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering shareholder, the IRS may take the position that a constructive distribution under Section 305(c) of the Code may result to a shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender. The maximum tax rate for dividends and capital gains is the same for corporate shareholders. The maximum tax rate applicable to ordinary income dividends paid to individual shareholders currently exceeds the maximum tax rate applicable to long-term capital gains. “Qualified dividend income” designated and paid by the Fund may be eligible for taxation at rates applicable to long term capital gains to the extent that holding periods and other conditions are met. Under the “wash sale” rules of the Code, recognition of a loss on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent a shareholder acquires substantially identical Shares within 30 days before or after the date the Shares are purchased by the Fund pursuant to the Offer. In that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss. Additionally, any loss realized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gains dividends received by the shareholder (or amounts credited to the shareholder as undistributed capital gains) with respect to such Shares.

The Fund may be required to withhold 28% of the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer unless either: (a) the U.S. Shareholder has completed and submitted to Citigroup a Form W-9 (or Substitute Form W-9), providing the U.S. Shareholder’s employer identification number or social security number as applicable, and certifying under penalties of perjury that: (a) such number is correct; (b) either (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the IRS that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (c) an exception applies under applicable law. A Substitute Form W-9 is included as part of the Letter of Transmittal for U.S. Shareholders.

b.     Non-U.S. Shareholders.   The U.S. federal income taxation of a Non-U.S. Shareholder on a sale of Shares pursuant to the Offer depends on whether this transaction is “effectively connected” with a trade or business carried on in the U.S. by the Non-U.S. Shareholder (and if an income tax treaty applies, on whether the Non-U.S. Shareholder maintains a U.S. permanent establishment) as well as the tax characterization of the transaction as either a sale of the Shares or a dividend distribution by the Fund, as discussed above for U.S. Shareholders. If the sale of Shares pursuant to the Offer is not so effectively connected (or, if an income tax treaty applies, the Non-U.S. Shareholder does not maintain a U.S. permanent establishment) and if, as anticipated for U.S. Shareholders, it gives rise to gain or loss rather than dividend treatment, any gain realized by a Non-U.S. Shareholder upon the tender of Shares pursuant to the Offer will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under an income tax treaty) if the Non-U.S. Shareholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale. If, however, Non-U.S. Shareholders are deemed, for the reasons described above in respect of U.S. Shareholders, to receive a dividend distribution from the Fund with respect to Shares they tender, the portion of the distribution treated as a dividend (which may not include the portion of such dividend attributable to certain interest income and certain capital gain income) to the Non-U.S. Shareholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Shareholder (or, if an income tax treaty applies, the Non-U.S. Shareholder does not maintain a U.S. permanent establishment). If the amount realized on the tender of Shares by a Non-U.S. Shareholder is so effectively connected (or, if an income tax treaty applies, the Non-U.S. Shareholder maintains a U.S. permanent establishment), regardless of whether the tender is characterized as a sale or as giving rise to a dividend distribution from the Fund for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Shares involved were tendered by a U.S. Shareholder.

Any dividends received by a corporate Non-U.S. Shareholder that are effectively connected with a U.S. trade or business in which the corporate shareholder is engaged (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the corporate Non-U.S. Shareholder) also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Non-U.S. Shareholders should provide Citigroup with a completed Form W-8BEN (or, if appropriate, Form W-8IMY with appropriate beneficial owner statements attached) in order to avoid 28% backup withholding on the cash they receive from the Fund regardless of how they are taxed with respect to their tender of the Shares involved. A copy of Form W-8BEN (or, if appropriate, Form W-8IMY) is provided with the Letter of Transmittal for Non-U.S. Shareholders.

14.   Amendments; Extension of Tender Period; Termination.

The Fund reserves the right, at any time during the pendency of the Offer, to amend, supplement, extend or terminate the Offer in any respect. Without limiting the manner in which the Fund may choose to make a public announcement of such an amendment, supplement, extension or termination, the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement, except as provided by applicable law (including Rule 14e-1(d) promulgated under the Exchange Act).

Except to the extent required by applicable law (including Rule 13e-4(f)(1) promulgated under the Exchange Act), the Fund will have no obligation to extend the Offer.

15.   Forward-Looking Statements; Miscellaneous.

This Offer may include forward-looking statements. These statements include the plans and objectives of management for future operations and financial objectives and can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” or “continue” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors that could cause actual results and conditions to differ materially from those projected in these forward-looking statements include:

•       changes in the economy and general economic conditions;

•       risks associated with possible disruption in our operations due to terrorism;

•       future changes in laws or regulations and conditions in our operating areas; and

•       other risks and uncertainties as may be detailed from time to time in our public announcements and SEC filings.

The Offer is not being made to, nor will the Fund accept tenders from, or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities or “blue sky” laws of that jurisdiction. The Fund is not aware of any jurisdiction in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Shares in accordance with the Offer would not be in compliance with the laws of such jurisdiction. The Fund, however, reserves the right to exclude shareholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made or tendered Shares cannot lawfully be accepted, purchased or paid for. So long as the Fund makes a good-faith effort to comply with any state law deemed applicable to the Offer, the Fund believes that the exclusion of holders residing in any such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Fund’s behalf by one or more brokers or dealers licensed under the laws of such jurisdiction.

November 2, 2007	MADISON HARBOR BALANCED STRATEGIES, INC.